January 18, 2008

Mail Stop 6010

CT Corporation System
Agent for ReneSola Ltd
111 Eighth Avenue
New York, New York 10011

> **Re:** **ReneSola Ltd**
> **Registration Statement on Form F-1**
> **Filed January 9, 2008 and Amended January 10, 2008**
> **File No. 333-148550**

Dear Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 95

1. Please clarify when Mr. Li acquired his offered shares and the consideration paid. Also clarify which of the shares mentioned in footnotes (2), (3) and (4) are being offered.

2. Please reconcile the shares mentioned in footnote (1) with the size of the over-allotment option mentioned on the prospectus cover and the increase in the number of outstanding shares attributed to the over-allotment option on page 6. Also, please disclose how a partial exercise of the over-allotment option will be allocated between you and the selling shareholders and among the selling shareholders.

Rule 144, page 114

3.   Please quantify the number of shares subject to the lock-up.   Also, with a view
        toward disclosure, please tell us the number of shares that can be sold under rules
        144, 144(k) and 701.

4.   Please show us your calculations supporting your disclosure of the number in the
        first bullet point.

Underwriting, page 120

5.   Please provide the disclosure required by instruction 2 to Item 9.B of Form 20-F.

6.   Please clarify the disclosure added about the Lazard referral fee. For example,
        how is Lazard Frères related to you and how did it have an interest in your
        offering that could be "referred?"

Exhibit 5

7.   Given the change in the offering since you filed this exhibit, please file an
        updated opinion.

Exhibit 23.4

8.   Please file the consent of counsel to being named and having its opinion
        summarized in the Regulation disclosure beginning on page 84.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): David T. Zhang, Esq.